Eun Ah Choi
Vice President, Listing Qualifications
Deputy General Counsel

September 9, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on September 9, 2021, The Nasdaq Stock Market LLC (the "Exchange") received from Bannix Acquisition Corp. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following security:

Units, each consisting of one share of Common Stock, par value $0.01 per share and one Redeemable Warrant to purchase one share of Common Stock and one Right to receive 1/10 of one share of Common Stock,
Common Stock, par value $0.01 per share,
Redeemable Warrants, each exercisable for one share of Common Stock at an exercise price of $11.50,
Rights, each consisting of the right to receive 1/10 of one share of Common Stock

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

Eun Ah Choi